 No. 812-14979

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

MAIN STREET CAPITAL CORPORATION, MAIN STREET MEZZANINE FUND, LP, MAIN STREET CAPITAL II, LP, MAIN STREET CAPITAL III, LP, MAIN STREET EQUITY INTERESTS, INC., MAIN STREET CA LENDING, LLC, MS INTERNATIONAL HOLDINGS, INC., MSC ADVISER I, LLC, BIGTS LOAN SERVICING, LLC, CLAD-REX INVESTMENTS, INC. AND MS EQUITY HOLDINGS, INC.

1300 Post Oak Boulevard, 8th Floor
Houston, Texas 77056

HMS INCOME FUND, INC., HMS EQUITY HOLDING, LLC, HMS EQUITY HOLDING II, INC., HMS FUNDING I LLC, HMS CALIFORNIA HOLDINGS LP AND HMS ADVISER LP

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

All Communications, Notices and Orders to:

Jason B. Beauvais

Main Street Capital Corporation

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Tel: (713) 350-6043

JBeauvais@mainstcapital.com

Jason P. Maxwell

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

Copies to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W., Suite 700

Washington, D.C. 20004

(202) 383-0176

William Bielefeld, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

June 5, 2020

I.             INTRODUCTION

A.            Requested Relief

Main Street Capital Corporation, HMS Income Fund, Inc. and their related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds) and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this application (the “Conditions”).

The Order sought by this Application would supersede the order issued by the Commission to Main Street Capital Corporation, HMS Income Fund, Inc., et al. on April 15, 2014 permitting certain joint transactions otherwise prohibited by Section 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.3

B.            Applicants Seeking Relief:

•                                         Main Street Capital Corporation (“MSCC”), an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•                                         MSC Adviser I, LLC, an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), a wholly-owned subsidiary of MSCC which serves as HMS Income Fund, Inc.’s investment sub-adviser (“MSC Adviser I”);

•                                         Main Street Mezzanine Fund, LP, a wholly-owned subsidiary of MSCC (“SBIC Fund I”), Main Street Capital II, LP, a wholly-owned subsidiary of MSCC (“SBIC Fund II”), and Main Street Capital III, LP (“SBIC Fund III”, and collectively with SBIC Fund I and SBIC Fund II, the “SBIC Funds”);

•                                         Main Street Equity Interests, Inc., Main Street CA Lending, LLC, MS International Holdings, Inc., BIGTS Loan Servicing, LLC, Clad-Rex Investments, Inc. and MS Equity Holdings, Inc.  (together, the “MSCC Subs,” and each, including the SBIC Funds, a Wholly-Owned Investment Sub, as defined below, of MSCC);

•                                         HMS Income Fund, Inc. (“HMS Income”), an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act;

•                                         HMS Adviser LP (“HMS Adviser”), an investment adviser registered under the Adviser’s Act, which serves as HMS Income’s investment adviser; and

•                                         HMS Equity Holding, LLC, HMS Equity Holding II, Inc., HMS Funding I LLC and HMS California Holdings LP  (together, the “HMS Income Subs,” and each a Wholly-Owned Investment Sub of HMS Income, and together with MSCC, MSC Adviser I, the SBIC Funds, the MSCC Subs, HMS Income, and HMS Adviser, the “Applicants”).

1  Unless otherwise indicated, all section references herein are to the Act.

2  Unless otherwise indicated, all rule references herein are to rules under the Act.

3  HMS Income Fund, Inc., et al. (File No. 812-14016) Investment Company Act Rel. Nos. 30984 (March 18, 2014) (notice) and 31016 (April 15, 2014) (order).

C.            Defined Terms

“Adviser” means (i) HMS Adviser, (ii) any MSC Adviser (defined below), and (iii) with respect to MSCC, an internally-managed business development company, MSCC.

“Affiliated Fund” means any entity (a) whose investment adviser (and sub-adviser(s), if any) are MSC Advisers, (b) that either (X) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, or (Y) relies on the Rule 3a-7 exemption from investment company status, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in the Co-Investment Program.  There currently are no existing Affiliated Funds.

“BDC” means a business development company under the Act.4

“BDC Downstream Fund” means with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than, directly or indirectly, the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser, if any) is an Adviser, (v) that is not a Wholly-Owned Investment Sub, and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under either or both of Section 17(d) and Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;5  and (b) making Follow-On Investments (as defined below).

4  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

5  The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “Securities Act”).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) (i) whose investment adviser (and sub-advisers, if any) are MSC Advisers, or (ii) whose investment adviser is HMS Adviser and sub-adviser is an MSC Adviser, and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“MSC Adviser” means MSC Adviser I, together with any future investment adviser that (i) controls, is controlled by or is under common control with MSC Adviser I, and (ii) is registered as an investment adviser under the Advisers Act.

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i.)                                      in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii.)                                   in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means MSCC, HMS Income, the Future Regulated Funds, and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.6

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)                         it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)                      it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)                   it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is a wholly-owned subsidiary7 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, or (B) that qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code (“Code”) because substantially all of its assets would consist of real properties. Each of the SBIC Funds and the MSCC Subs is a Wholly-Owned Investment Sub of MSCC, and each of the HMS Income Subs is a Wholly-Owned Investment Sub of HMS Income.

6  In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

7  A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

II.            APPLICANTS

A.            Main Street Capital Corporation

MSCC is a Maryland corporation that was formed in March 2007 to operate as an internally managed BDC under the Act. MSCC wholly owns several investment funds, including the SBIC Funds, and each of their general partners. The SBIC Funds are each licensed as an SBIC by the SBA. Because MSCC is internally managed, all of its executive officers and other employees are employed by MSCC. Therefore, MSCC does not pay any external investment advisory fees, but instead directly incurs the operating costs associated with employing investment and portfolio management professionals.

MSCC has elected to be regulated as a BDC under the Act, has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to qualify as a RIC in the future. MSCC’s business and affairs are managed under the direction of a Board, which currently consists of eleven members, nine of whom are Independent Directors.

MSCC’s principal investment objective is to maximize its portfolio’s total return by generating current income from its debt investments and capital appreciation from its equity and equity-related investments, including warrants, convertible securities and other rights to acquire equity securities in a portfolio company. MSCC’s lower middle market companies generally have annual revenues between $10 million and $150 million, and its lower middle market portfolio investments generally range in size from $5 million to $50 million.  MSCC’s middle market investments are made in businesses that are generally larger in size than its lower middle market portfolio companies, with annual revenues typically between $150 million and $1.5 billion, and its middle market investments generally range in size from $3 million to $20 million. MSCC’s private loan portfolio investments are primarily debt securities in privately held companies which have been originated through strategic relationships with other investment funds on a collaborative basis. Private loan investments are typically similar in size, structure, terms and conditions to investments that MSCC holds in its lower middle market and middle market portfolios.

B.            MSC Adviser I, LLC

MSC Adviser I was formed in November 2013 as a wholly owned subsidiary of MSCC to provide investment management and other services to parties other than MSCC and its subsidiaries or their portfolio companies and receives fee income for such services. MSCC has been granted no-action relief by the SEC to allow MSC Adviser I to register as a registered investment adviser under the Advisers Act. Since MSC Adviser I conducts all of its investment management activities for external parties, it is accounted for as a portfolio investment of MSCC and is not included as a consolidated subsidiary of MSCC in MSCC’s consolidated financial statements.

C.            The SBIC Funds and the MSCC Subs

MSCC directly owns 99.6% of SBIC Fund I in the form of limited partnership interests. Main Street Mezzanine Management, LLC (the “General Partner”), which is a wholly-owned subsidiary of MSCC, owns 0.4% of SBIC Fund I in the form of a general partnership interest.

SBIC Fund I was organized as a limited partnership under the laws of the state of Delaware on June 30, 2002, and received its license from the SBA in September 2002 to operate as an SBIC. SBIC Fund I is not registered under the 1940 Act because it relies on the exclusion from the definition of “investment company” contained in Section 3(c)(7) of the Act.

MSCC directly owns 99.6% of SBIC Fund II in the form of limited partnership interests. Main Street Capital II GP, LLC (“MSIIGP”), which is a wholly-owned subsidiary of MSCC, owns 0.4% of SBIC Fund II in the form of a general partnership interest.

SBIC Fund II was organized as a limited partnership under the laws of the state of Delaware on June 30, 2005, and received its license from the SBA in January 2006 to operate as an SBIC. Thus, it is subject to the same regulatory scheme as SBIC Fund I. Like SBIC Fund I, SBIC Fund II relies on Section 3(c)(7) for an exclusion from the definition of “investment company” under the Act.

MSCC directly owns 99% of SBIC Fund III in the form of limited partnership interests. Main Street Capital III GP, LLC (“MSIIIGP”), which is a wholly-owned subsidiary of MSCC, owns 1.0% of SBIC Fund III in the form of a general partnership interest.

SBIC Fund III was organized as a limited partnership under the laws of the state of Delaware on February 17, 2016, and received its license from the SBA in August 2016 to operate as an SBIC. Thus, it is subject to the same regulatory scheme as SBIC Fund I and SBIC Fund II. Like SBIC Fund I and SBIC Fund II, SBIC Fund III relies on Section 3(c)(7) for an exclusion from the definition of “investment company” under the Act.

Each of the MSCC Subs is a direct or indirect wholly-owned subsidiary of MSCC whose sole business purpose is to hold one or more investments on behalf of MSCC.  Each MSCC Sub and SBIC Fund is a separate and distinct legal entity. The MSCC Subs and SBIC Funds have Objectives and Strategies that are substantially the same as, or a subset of, those of MSCC, although the MSCC Subs and SBIC Funds may be subject to different regulatory regimes than MSCC.

D.            HMS Income Fund, Inc. and the HMS Income Subs.

HMS Income was formed as a Maryland corporation on November 28, 2011 under the General Corporation Law of the State of Maryland. HMS Income is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a BDC under the Act. HMS Income has elected to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. HMS Income’s business and affairs are managed under the direction of a Board, which currently consists of five members, three of whom are Independent Directors.

HMS Income’s primary investment objective is to generate current income through debt and equity investments.  A secondary objective of HMS Income is to generate long-term capital appreciation through equity and equity-related investments including warrants, convertible securities and other rights to acquire equity securities. HMS Income’s portfolio strategy is to invest primarily in illiquid debt and equity securities issued by lower middle market companies, which generally have annual revenues between $10 million and $150 million, and middle market companies that are generally larger in size than the lower middle market companies, with annual revenues typically between $10 million and $3 billion. HMS Income’s lower middle market and middle market portfolio investments generally range in size from $1 million to $15 million. HMS Income categorizes some of its investments in lower middle market companies and middle market companies as private loan portfolio investments. Private loan investments, often referred to in the debt markets as “club deals,” are investments, generally in debt instruments, that HMS Income originates on a collaborative basis with other investment funds. Private loan investments are typically similar in size, structure, terms and conditions to investments HMS Income holds in its lower middle market portfolio and middle market portfolio.

Each of the HMS Income Subs is a direct or indirect wholly-owned subsidiary of HMS Income whose sole business purpose is to hold one or more investments on behalf of HMS Income.  Each HMS Income Sub is a separate and distinct legal entity. The HMS Income Subs have Objectives and Strategies that are substantially the same as, or a subset of, those of HMS Income, although the HMS Income Subs may be subject to different regulatory regimes than HMS Income.

E.            HMS Adviser LP

HMS Adviser, a Texas limited partnership and wholly owned affiliate of Hines Interests Limited Partnership, is registered as an investment adviser under the Advisers Act. The business of HMS Income is managed by HMS Adviser under an Investment Advisory and Administrative Services Agreement dated May 31, 2012 (as amended, the “Advisory Agreement”).  Under the terms of the Advisory Agreement, HMS Adviser, among other things: (i) determines the composition and allocation of HMS Income’s investment portfolio, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments HMS Income makes; (iii) executes and closes the acquisition of, and monitors and services, HMS Income’s investments; (iv) determines the securities and other assets that HMS Income will purchase, retain, or sell; (v) performs due diligence on prospective investments and portfolio companies; (vi) provides HMS Income with such other investment advisory, research and related services as HMS Income may, from time to time, reasonably request or require for the investment of HMS Income’s funds; and (vii) provides significant managerial assistance to those portfolio companies to which HMS Income is required as a business development company to provide such assistance under the Act, including utilizing appropriate personnel of HMS Adviser to, among other things, monitor the operations of HMS Income’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation. The Advisory Agreement permits HMS Adviser to delegate some or all of its responsibilities to a sub-adviser except approval of investments. All investment decisions made by HMS Adviser require the approval of its investment committee. No employee or representative of MSCC or MSC Adviser I serves or will serve on the investment committee of HMS Adviser, and HMS Adviser and its investment committee are in all other respects completely independent of MSCC and MSC Adviser I.

HMS Income and HMS Adviser have retained MSC Adviser I as HMS Income’s investment sub-adviser pursuant to an Investment Sub-Advisory Agreement (the “Sub-Advisory Agreement”) to identify, evaluate, negotiate and structure prospective investments, make investment and portfolio management recommendations for approval by HMS Adviser, monitor HMS Income’s investment portfolio and provide certain ongoing administrative services to HMS Adviser.  HMS Adviser is responsible for the overall management of HMS Income’s activities, and MSC Adviser I is responsible for the day-to-day management of HMS Income’s investment portfolio, in each case consistent with their fiduciary duties. Importantly, the relationship between HMS Adviser and MSC Adviser I is arm’s length, and MSC Adviser I may withdraw on 120 days’ written notice. Although MSC Adviser I will identify, determine the appropriateness of and recommend investments for HMS Income, the Sub-Advisory Agreement requires that, prior to any investment by HMS Income, MSC Adviser I must present to HMS Adviser each investment that MSC Adviser I determines is appropriate for, and seeks to recommend to, HMS Income, and HMS Adviser has the authority to approve or reject all investments proposed for HMS Income by MSC Adviser I. Through this authority to approve or reject any investment proposed by MSC Adviser I, HMS Adviser will have ultimate authority with respect to HMS Income’s investments, subject in each case to the oversight of the HMS Income Board. MSC Adviser I and MSCC will generally originate and independently analyze the appropriateness of investments by HMS Income and MSCC, respectively.

III.          ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.            Overview

The Advisers are presented with many investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Sections 17(d) and 57(a)(4) of the Act.

The Advisers have established rigorous processes for ensuring compliance with the Prior Order and for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.             The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)                                 Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management (“Investment Teams” and “Investment Committees”)8, responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).9 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, Investment Team or Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of

8  Investment Teams and Investment Committees responsible for an area of investment may include investment professionals and senior management from among one or more of the Advisers.

9  Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Committees and Investment Teams will keep records of their respective investment decisions related to specific investment opportunities considered by the Investment Committee or Investment Team.

such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

(b)                                 Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager, Investment Team or Investment Committee, formulate a recommendation, which may be in the form of a percentage, regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable portfolio manager, Investment Team or Investment Committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the applicable portfolio manager, Investment Team or Investment Committee will approve the investment and the investment amount. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.11 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

10  The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

11  The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

(c)                                  Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.             Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it may need to call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.             Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)                               Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

12  See note 27, below.

(b)                              Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.             Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. below and governed by Condition 7.

(a)           Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a

13  See note 25, below.

14  In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)           Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.             Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes all determinations with respect to the entity’s participation under the Conditions while, in the latter case, the Independent Party makes such determinations.

B.            Applicable Law

1.             Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

15  However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•                 Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•                 Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);16 or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.17

However, in the case where a fund is advised by an investment adviser and such investment adviser engages an investment sub-adviser, the determination that the fund is “controlled by” the sub-adviser requires a close examination of the particular relationship between the adviser and the sub-adviser, including an evaluation of the particular contractual provisions. As discussed above, under Section 2(a)(9) of the 1940 Act, control is presumed when a person owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company. HMS Adviser is 100% indirectly owned by Hines Interests Limited Partnership, MSC Adviser I is 100% owned by MSCC, MSCC owns no interest in Hines Interests Limited Partnership, and Hines Interests Limited Partnership owns no interest in MSCC. Therefore, MSCC does not control HMS Income through ownership. Moreover, under Section 2(a)(9), control is present when a party has the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In the case at hand, MSC Adviser I is in contractual privity with HMS Adviser pursuant to the Sub-Advisory Agreement, which limits the role of MSC Adviser I to those duties described in the Sub-Advisory Agreement. None of the duties described in the Sub-Advisory Agreement expressly or implicitly confer authority to MSC Adviser I to change HMS Income’s Objectives and Strategies, to make any

16  Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

17  See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

investment decision on behalf of HMS Income or HMS Adviser, to make decisions with respect to leverage or capital raising or to do any other act that could be considered a controlling influence over the management or policies of HMS Income or HMS Adviser. The primary decision-making authority with respect to the investment activities of HMS Income rests with HMS Adviser, who serves pursuant to the Advisory Agreement under the oversight of HMS Income Board. Under the Sub-Advisory Agreement, MSC Adviser I has no discretion to make investments on behalf of HMS Income or otherwise bind HMS Income to make an investment in any prospective portfolio company. Because MSC Adviser I is an investment adviser to HMS Income, both it and MSCC are prohibited from co-investing with HMS Income. Applicants discuss the need for relief in greater detail in Section III.C. below.

2.             Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.18 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”19 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”20

18  See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

19  Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

20  H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.            Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 and either or both of Section 17(d) and Section 57(a)(4) without a prior order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, Section 17(d) and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

With respect to HMS Income, Section 57(b) applies to any investment adviser to a BDC, including a sub-adviser. Therefore, MSC Adviser I could be deemed to be related to HMS Income in a manner described by Section 57(b). MSCC controls MSC Adviser I and therefore MSCC (or a Wholly-Owned Investment Subsidiary or BDC Downstream Fund of MSCC) could be deemed to be related to HMS Income in a manner described by Section 57(b) and prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions with HMS Income.

With respect to any other Regulated Funds or Affiliated Funds, each may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because an MSC Adviser will advise or sub-advise, and may be deemed to control, each of the Affiliated Funds and Regulated Funds, except for MSCC, which will control any MSC Adviser. Thus, each of the Affiliated Funds and other Regulated Funds could be deemed to be a person related to the Regulated Funds that are BDCs in a manner described by Section 57(b) and related to Regulated Funds that are not BDCs in a manner described by Section 17(d); and therefore the prohibitions of Rule 17d-1 and Sections 17(d) and 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds and a Regulated Fund from participating in Co-Investment Transactions with the other Regulated Funds.

In addition, Section 57(b) and Section 17(d) apply to any investment adviser to a Regulated Fund that is a BDC and a Regulated Fund other than a BDC, respectively and in each case, including a sub-adviser. Therefore, an Adviser could be deemed to be related to a Regulated Fund that is a BDC in the manner described by Section 57(b) and a Regulated Fund other than a BDC in the manner described by Section 17(d). MSCC controls or will control each MSC Adviser and therefore MSCC (or a Wholly-Owned Investment Subsidiary or BDC Downstream Fund of MSCC) could be deemed to be related to a Regulated Fund that is a BDC and a Regulated Fund other than a BDC in the manner described by Section 57(b) and Section 17(d), respectively, and prohibited by Section 57(a)(4), Rule 17d-1 and/or Section 17(d) from participating in Co-Investment Transactions with other Regulated Funds in a manner described by Section 57(b).

D.            Precedents

The Commission has issued numerous orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons21, including precedents involving sub-advisers.22 Applicants submit

21  See, e.g., Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940) Release No. IC-33742 (Jan. 8, 2020) (notice), Release No. IC-33798 (Feb. 4, 2020) (order); Fundrise Real Estate Interval Fund, LLC, et al. (File No. 812-15040) Release No. IC-33739 (Dec. 31. 2019) (notice), Release No. IC-33793 (Jan. 28, 2020) (order); Prospect Capital Corporation, et al. (File No. 812-14977) Release No. IC-33716 (Dec. 16, 2019) (notice), Release No. IC-33745 (Jan. 13, 2020) (order).

22  See, e.g., Prospect Capital Corporation, et al. (File No. 812-14977) Release No. IC-33716 (Dec. 16, 2019) (notice), Release No. IC-33745 (Jan. 13, 2020) (order); Blackstone Alternative Alpha Fund, et al. (File No. 812-14967) Release No. IC-33707 (Dec. 2, 2019) (notice), Release No. IC-33738 (Dec. 30, 2019) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14955) Release No. IC-33480 (May 21, 2019) (notice), Release No. IC-33515 (June 20, 2019) (order).

that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

Applicants note, however, that the Application differs from precedent because MSCC, an internally managed BDC that serves as an Adviser with respect to MSCC, controls MSC Adviser I and would control other MSC Advisers.  Because Advisers may be deemed to control their respective Regulated Funds and Affiliated Funds, MSC Adviser I and any MSC Adviser may be deemed to control their respective Regulated Funds and Affiliated Funds. Moreover, MSC Adviser I is, and any MSC Adviser may be, indirectly controlled by MSCC. Therefore, MSCC may also be deemed to control the Regulated Funds and the Affiliated Funds if it controls their respective Advisers.

The Conditions address the potential for MSCC to influence such a Regulated Fund’s participation in a Co-Investment Transaction because the Conditions give the Board of each Regulated Fund the ability and responsibility to police the participation of the Regulated Fund in Co-Investment Transactions. The Board must carry out this responsibility with regard to such to the same extent as if the MSC Adviser was not controlled by MSCC. The Conditions are designed to provide the necessary protections to ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the MSC Advisers. For example, the Conditions require that a Required Majority of each participating Regulated Fund approve all initial Co-Investment Transactions as well as approve the continued ability of such Regulated Fund to continue to participate in the Co- Investment Program. Because of the foregoing requirements of the Conditions, MSCC has no ability to influence a Regulated Fund’s participation in a Co- Investment Transaction.

In addition, the fact that the MSC Advisers are controlled by MSCC rather than being “free standing” does not change the fact that the MSC Advisers have a fiduciary duty to all of their clients. That duty would override any attempt by MSCC to attempt to cause a MSC Adviser to act not in the best interests of its clients with respect to a Potential Co-Investment Transaction.

IV.          STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.            Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.            Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.            CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.             Identification and Referral of Potential Co-Investment Transactions

(a)           The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)           When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.             Board Approvals of Co-Investment Transactions

(a)           If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)           If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)           After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)            the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)           the transaction is consistent with:

(A)          the interests of the Regulated Fund’s equity holders; and

(B)          the Regulated Fund’s then-current Objectives and Strategies;

(iii)          the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)          the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated

Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)          any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)          the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect23 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.             Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.             General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,24 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.             Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

23  For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

24  This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

6.             Standard Review Dispositions.

(a)           General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)            the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)           Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)           No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A)     the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;25 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)           each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)             Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.             Enhanced Review Dispositions.

(a)           General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)          the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

25  In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(b)           Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)            the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)           the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)           Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)            Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)           Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)          Advice of counsel. Independent counsel to the Board advises the Board that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)          Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial26 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)           No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.             Standard Review Follow-Ons.

(a)           General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

26  In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)           No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A)     the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,27 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)           it is a Non-Negotiated Follow-On Investment.

(c)           Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)           Allocation. If, with respect to any such Follow-On Investment:

(i)            the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)           the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)           Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.             Enhanced Review Follow-Ons.

(a)           General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

27  To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(i)            the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)          the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)           Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)           Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)            Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)           Advice of counsel. Independent counsel to the Board advises the Board that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)          Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)          No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)           Allocation. If, with respect to any such Follow-On Investment:

(i)            the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)           the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)           Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.          Board Reporting, Compliance and Annual Re-Approval

(a)           Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)           All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)           Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)           The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.          Record Keeping.  Each Regulated Fund will maintain the records required by Section 57(f)(3) as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.          Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.          Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.          Transaction Fees.28 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.          Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.          PROCEDURAL MATTERS

A.            Communications

Please address all communications concerning this Application and the Notice and Order to:

Jason B. Beauvais

Main Street Capital Corporation

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Tel: (713) 350-6043

JBeauvais@mainstcapital.com

Jason P. Maxwell

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Anne Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, N.W., Suite 700

Washington, D.C. 20004

(202) 383-0176

28  Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

William Bielefeld, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A, and Exhibits B and C.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

B.            Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 5th day of June, 2020.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MAIN STREET MEZZANINE FUND, LP

By: Main Street Mezzanine Management, LLC, its general partner

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MAIN STREET CAPITAL II, LP

By: Main Street Capital II GP, LLC, its general partner

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MAIN STREET CAPITAL III, LP

By: Main Street Capital III GP, LLC, its general partner

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MAIN STREET EQUITY INTERESTS, INC.

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MAIN STREET CA LENDING, LLC

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MS INTERNATIONAL HOLDINGS, INC.

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MSC ADVISER I, LLC

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

BIGTS LOAN SERVICING, LLC

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

CLAD-REX INVESTMENTS, INC.

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

MS EQUITY HOLDINGS, INC.

By:	/s/ Jason B. Beauvais
Name:	Jason B. Beauvais
Title:	Senior Vice President

HMS INCOME FUND, INC.

By:	/s/ Jason P. Maxwell
Name:	Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

HMS EQUITY HOLDING, LLC

By: HMS Income Fund, Inc., its Managing Member

By:	/s/ Jason P. Maxwell
Name:	Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

HMS EQUITY HOLDING II, INC.

By:	/s/ Jason P. Maxwell
Name:	Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

HMS FUNDING I LLC

By: HMS Income Fund, Inc., its Designated Member

By:	/s/ Jason P. Maxwell
Name:	Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

HMS CALIFORNIA HOLDINGS LP

By:	/s/ Jason P. Maxwell
Name:	Jason P. Maxwell
Title: General Counsel and Secretary

HMS ADVISER LP

By: HMS Adviser GP LLC, its general partner

By:	/s/ Jason P. Maxwell
Name:	Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

Exhibit A

The undersigned states that he or she has duly executed the attached application dated as of June 5, 2020 for and on behalf of each entity listed below; that he or she holds office with such entity as indicated below; and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

MAIN STREET CAPITAL CORPORATION

By: /s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET MEZZANINE FUND, LP

By: Main Street Mezzanine Management, LLC, its general partner

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET CAPITAL II, LP

By: Main Street Capital II GP, LLC, its general partner

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET CAPITAL III, LP

By: Main Street Capital III GP, LLC, its general partner

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET EQUITY INTERESTS, INC.

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MAIN STREET CA LENDING, LLC

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MS INTERNATIONAL HOLDINGS, INC.

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MSC ADVISER I, LLC

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

BIGTS LOAN SERVICING, LLC

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

CLAD-REX INVESTMENTS, INC.

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

MS EQUITY HOLDINGS, INC.

By:	/s/ Jason B. Beauvais
Name: Jason B. Beauvais
Title: Senior Vice President

HMS INCOME FUND, INC.

By:	/s/ Jason P. Maxwell
Name: Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

HMS EQUITY HOLDING, LLC

By: HMS Income Fund, Inc., its Managing Member

By:	/s/ Jason P. Maxwell
Name: Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

HMS EQUITY HOLDING II, INC.

By:	/s/ Jason P. Maxwell
Name: Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

HMS FUNDING I LLC

By: HMS Income Fund, Inc., its Designated Member

By:	/s/ Jason P. Maxwell
Name: Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

HMS CALIFORNIA HOLDINGS LP

By:	/s/ Jason P. Maxwell
Name: Jason P. Maxwell
Title: General Counsel and Secretary

HMS ADVISER LP

By: HMS Adviser GP LLC, its general partner

By:	/s/ Jason P. Maxwell
Name: Jason P. Maxwell
Title: Chief Compliance Officer, General Counsel and Secretary

EXHIBIT B

MSCC BOARD RESOLUTIONS

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted on October 30, 2018)

EXHIBIT C

HMS INCOME BOARD RESOLUTIONS

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted on November 12, 2018)